Contact

www.linkedin.com/in/aurora-townsend-b03669210 (LinkedIn)

Top Skills

Politics
Private Piloting
Connectivity

Aurora Townsend

Metaverse Expert
Olympia, Washington, United States

Experience

Planet Theta
Chief Marketing Officer
March 2021 - Present (2 years 3 months)

FireFlare Games
Chief Marketing Officer
March 2021 - Present (2 years 3 months)

Snake River Stills LLC
Lobbyist
January 2020 - February 2021 (1 year 2 months)
Olympia, Washington, United States

I worked on a campaign to make the use of recyclable plastics mandatory in Washington State.